02002747

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

RECD S.E.C.
JAN 2 5 2002
1086

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82.1961
Your ref:

16th January 2002

SUPPL

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Yours faithfully

P A Farrell

PATRICIA FARRELL
Company Secretariat
020 7268 3377

dlw 1/28

PRODUCED ON RECYCLED PAPER
0303272 - 9/00

16th January 2002

MARKS & SPENCER TRADING STATEMENT

UK: Sales (inc. VAT)

Sales for the 7-week period to 12th January, 2002 and the 15-week period from 30th September, 2001 to 12th January, 2002 were:

	7 weeks to 12th January % on Last Year		15 weeks to 12th January % on Last Year	
	Actual	Like-for-like*	Actual	Like-for-like*
Clothing, Footwear and Gifts	+10.9	-	+8.0	[illegible]
Home	+10.2	-	+9.9	-
General	+10.8	+10.4	+8.2	+8.3
Food	+6.2	+5.4	+6.0	+5.2
Total	+8.9	+8.3	+7.3	+7.0

REC'D S.E.C.
JAN 25 2002
1086

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Performance improved over the last 15 weeks in all adult clothing areas, particularly in womenswear, building on the strength of the autumn Perfect campaign. "per una" was rolled-out to the planned 90 stores by the first week of December, where on average it represented some 15% of womenswear space and revenue in those stores.

Sales were strong in the critical pre-Christmas weeks, with little price discounting. As a result, some 25% less stock than last year was put into the post-Christmas sale.

Like-for-like food sales of 5.2% exceeded the first half year's performance of 4.2%.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

"In a buoyant clothing market, we are pleased to see our customers responding to the better appeal, quality and availability of our clothing as well as the store environment. We are also encouraged with the performance of foods, particularly over Christmas, a period when our market share increases significantly.

While we do not assume a continuation of the recent market conditions for general merchandise, we will continue to deliver improvements for our customers, such as the early roll-out of Spring collections in womenswear and the launch of Blue Harbour, the new casualwear range for men. The signs are encouraging and lead me to believe our recovery programme is on track."

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Return of Capital

It remains our intention to return £2 billion to shareholders on a pro-rata basis in March 2002 and full details on the return will be announced next week.

Ends

For further information please contact:

Marks & Spencer Corporate Press Office	0207 268 1919
Marks & Spencer Investor Relations	0207 268 4195

For photography please access the M&S picture library at www.mandslibrary.com
(User Name: press Password: library)

16th January 2002

MARKS & SPENCER TRADING STATEMENT

UK: Sales (inc. VAT)

Sales for the 7-week period to 12th January, 2002 and the 15-week period from 30th September, 2001 to 12th January, 2002 were:

	7 weeks to 12th January % on Last Year		15 weeks to 12th January % on Last Year	
	Actual	**Like-for-like***	**Actual**	**Like-for-like***
Clothing, Footwear and Gifts	+10.9	-	+8.0	-
Home	+10.2	-	+9.9	-
General	+10.8	+10.4	+8.2	+8.3
Food	+6.2	+5.4	+6.0	+5.2
Total	+8.9	+8.3	+7.3	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Performance improved over the last 15 weeks in all adult clothing areas, particularly in womenswear, building on the strength of the autumn Perfect campaign. "per una" was rolled-out to the planned 90 stores by the first week of December, where on average it represented some 15% of womenswear space and revenue in those stores.

Sales were strong in the critical pre-Christmas weeks, with little price discounting. As a result, some 25% less stock than last year was put into the post-Christmas sale.

Like-for-like food sales of 5.2% exceeded the first half year's performance of 4.2%.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

"In a buoyant clothing market, we are pleased to see our customers responding to the better appeal, quality and availability of our clothing as well as the store environment. We are also encouraged with the performance of foods, particularly over Christmas, a period when our market share increases significantly.

While we do not assume a continuation of the recent market conditions for general merchandise, we will continue to deliver improvements for our customers, such as the early roll-out of Spring collections in womenswear and the launch of Blue Harbour, the new casualwear range for men. The signs are encouraging and lead me to believe our recovery programme is on track."

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Return of Capital

It remains our intention to return £2 billion to shareholders on a pro-rata basis in March 2002 and full details on the return will be announced next week.

Ends

For further information please contact:

Marks & Spencer Corporate Press Office	0207 268 1919
Marks & Spencer Investor Relations	0207 268 4195

For photography please access the M&S picture library at www.mandslibrary.com
(User Name: press Password: library)